SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                           For the month of: July 2004

                        Commission File Number: 000-28882

                             World Heart Corporation
               --------------------------------------------------
               (Exact name of registrant as specified in charter)

                                       N/A
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                     Ontario
                         ------------------------------
                         (Jurisdiction of organization)

                     1 Laser Street, Ottawa, Ontario K2E 7V1
                    ----------------------------------------
                    (Address of principal executive offices)

                  Registrant's telephone number: (613) 226-4278

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F              Form 40-F  X
                                ---                    ---

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No  X
                                 ---             ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Form 6-K consists of the following:

1. Press release of World Heart Corporation ("WorldHeart"), dated July 12, 2004, announcing the preliminary financial results for the second quarter ended June 30, 2004, and that WorldHeart will restate its revenues and net income for the first quarter to reflect a change in revenue recognition of a first quarter sale and delivery of Novacor(R) LVAS (left ventricular assist system) products.

The information contained in this Report is incorporated by reference into Registration Statement No. 333-109876 on Form F-3 and Registration Statement No. 333-111512 on Form F-3.

News & Events

Press Releases

For Release at 4:00 PM EST

WorldHeart Announces Preliminary Second Quarter Financial Results, Restatement of First Quarter Results and Revised Guidance for 2004

OTTAWA, ON - July 12, 2004 (NASDAQ: WHRT, TSX: WHT) - World Heart Corporation, (WorldHeart or the Company), of Ottawa, Ontario, Canada and Oakland California, today announced preliminary financial results for the second quarter ended June 30th, 2004. The Company also announced that it will restate its revenues and net income for the first quarter to reflect a change in revenue recognition of a first quarter sale and delivery of Novacor(R) LVAS (left ventricular assist system) products. All figures are U.S. dollars unless otherwise noted.

Preliminary Second Quarter 2004

WorldHeart shipped 35 Novacor LVAS units in the quarter and preliminary indications are that the Company will record revenues of approximately $2.4 million from 28 of these shipments and sale of related support equipment. The additional seven units shipped and accepted by the purchasing clinic, with payment due 30 days after shipment, will be recorded in revenues only when a guarantee by the Company to the clinic that none of these units will reach its sterilization expiry date prior to implant, has been satisfied or cancelled. In the same quarter last year revenues were $1.9 million on sales of 35 units plus related equipment.

The Company ended the quarter, subject to completion of second quarter review, with working capital of approximately $12 million including cash of approximately $5.3 million and receivables of approximately $6 million. This compares with March 31st, 2004 working capital of $17 million, including cash of $11.9 million and receivables of $6 million.

Revised guidance for 2004

The Company also provided revised guidance for revenue for the balance of 2004. Revenue for the third quarter of 2004 is expected to be approximately $4 million on sales of approximately 45 Novacor LVAS units and related equipment, and for the fourth quarter is expected to be approximately $4.8 million on sales of approximately 55 Novacor LVAS units and related equipment. This compares with revenue of $2.0 million with sales of 27 units for the third quarter of 2003 and revenue of $1.8 million with sales of 25 units for the fourth quarter of last year. Gross margins are expected to continue to improve to above 50% by fourth quarter. Parts supply issues, which constrained first half production, are not anticipated to limit production during the third or fourth quarters of 2004 or for 2005.

"Sales for the quarter were well below our expectations. However, activity at clinics in both Europe and the United States is encouraging. In addition, demand in Japan has exceeded expectations, with eight units shipped in the second quarter and indications of continued growth in demand. Novacor LVAS continues to be the only implantable LVAS approved for out of hospital use in Japan and reimbursement became available as expected on April 1, 2004," Roderick M. Bryden, President and Chief Executive Officer said.

"The RELIANT Trial is an important factor affecting growth of Novacor LVAS in the United States. Conditional approval from the Food and Drug Administration
(FDA) was received on May 7, 2004 for enrollment of up to 40 centers and up to 300 patients. Final FDA approval was not received during the second quarter, contributing to a slower than expected pace of final approvals by centers to enroll in RELIANT. At June 30, 2004 two centers were enrolled and ready to commence implants and 25 were engaged in the approval process. Substantially all of these centers are expected to complete enrollment during the second half of this year, with about half enrolled during the third quarter. Reimbursement by the Centers for Medicare and Medicaid Services (CMS) for implants of both Novacor LVAS and HeartMate(R) XVE are expected to increase by approximately 35% effective October 1, 2004. Patient enrollment in RELIANT is expected to grow slowly during the third quarter and to accelerate during the fourth quarter. A total of 18 Novacor LVAS units were sold and shipped in the United States during the second quarter of 2004. Revenue was deferred on seven of these units as already discussed. Sales in the United States are expected to continue to grow during the third and fourth quarters of 2004.

"Sales and support for Novacor LVAS in the European Union has been delivered directly by WorldHeart since January 1, 2004. The sales, clinical support and management team has been built during the first six months, and new relationships now being established will be announced in the next few weeks and are expected to build momentum in that market. A total of nine units were shipped to European centers during the second quarter. We anticipate significant growth in sales in this market through the second half of this year", Mr. Bryden said.

Restatement of First Quarter 2004

WorldHeart will restate its results for the first quarter 2004, reducing revenue by approximately $1 million and increasing net loss by approximately $500,000. This results from an action by the Company in the second quarter respecting a sale during the first quarter of 20 units to a world-leading center, which has implanted more than 100 Novacor LVAS units. The Company has assured the buyer that the Novacor LVAS units will not reach their sterilization expiry dates prior to implant, and has granted to the buyer a limited right of return. As a result, the Company has determined that the appropriate accounting treatment is to defer revenue from this sale to be recognized as revenue as the units are implanted. The Company expects payment for these units to be received during the third quarter of this year.

"I would like to comment on the accounting treatment of the sales for which the Company has an obligation to assure implant of the devices before expiry of the sterilization period. On a voluntary basis the Company tries to assist any center that informs the Company that finds itself with a Novacor LVAS nearing the end of the two-year sterility period. In such cases, the Company will contact other centers that have scheduled implants and facilitate implant of the near expiry units. Generally the implanting center then orders a new unit and has it sent to the center from which the near expiry unit originated. There is no material cost to WorldHeart or to the centers. It is the intention of the Company to continue to provide this service to our centers on a voluntary basis but not to provide assurance or guarantee of implant during the sterility period," Mr. Bryden said.

                       Teleconference scheduled for today

WorldHeart will hold a telephone conference call for shareholders, media and interested members of the financial community today at 5:30 pm (EST). Mr. Roderick Bryden, President and Chief Executive Officer will host the call. Mr. Jal Jassawalla, Executive Vice President and Chief Technology Officer and Mr. Mark Goudie, Vice President Finance and Chief Financial Officer, will accompany him.

To participate, please call 1-800-814-4853 ten minutes prior to the call beginning. A recording of the presentation and question period will be available for review starting at 8:30 p.m. (EST) on July 12, 2004. The recording can be accessed at 1-877-289-8525 and entering reservation number 21056954#. It will be available until midnight on July 26, 2004.

About Novacor(R)LVAS
Novacor LVAS is an implanted electromagnetically driven pump that provides circulatory support by taking over part or all of the workload of the left ventricle. With implants in more than 1,500 patients, no deaths have been attributed to device failure, and some recipients have lived with their original pumps for as long as four years - statistics unmatched by any other implanted electromechanical circulatory support device on the market. Novacor LVAS is commercially approved as a bridge to transplantation in the U.S. and Canada.

In Europe, the Novacor LVAS has unrestricted approval for use as a bridge to transplantation, an alternative to transplantation and to support patients who may have an ability to recover the use of their natural heart. In Japan, the device is commercially approved for use in cardiac patients at risk of imminent death from non-reversible left ventricular failure for which there is no alternative except heart transplantation.

About World Heart Corporation
World Heart Corporation is a global medical device company headquartered in Ottawa, Ontario, Canada, with additional facilities in Oakland, California, USA and Heesch, Netherlands. WorldHeart is currently focused on the development and commercialization of pulsatile ventricular assist devices. Its Novacor LVAS is well established in the marketplace and its next-generation technology is a fully implantable assist device intended for long-term support of patients with end-stage heart failure.

Any forward-looking statements in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risk and uncertainties, including without limitation, risks in product development and market acceptance of and demand for the Corporation's products, risks of downturns in economic conditions generally, and in the medical devices markets, risks associated with costs and delays posed by government regulation, limitations on third-party reimbursement, inability to protect proprietary technology, potential product liability and other risks detailed in the Corporation's filings with the U.S. Securities and Exchange Commission.

For more information, please contact:
World Heart Corporation
Daniela Kennedy
(613) 226-4278 ext. 2320
www.worldheart.com

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       World Heart Corporation


Date:  July 12, 2004                   By: /s/ Mark Goudie
                                          --------------------------------------
                                          Name:  Mark Goudie
                                          Title:    Chief Financial Officer